                                                               Exhibit (a)(5)(E)

                                                                  MEDIA CONTACT:
                                                                Philippe Serenon
                                                               +33 1 42 91 52 91
                                                            Bureau Veritas, S.A.

                                                           FOR IMMEDIATE RELEASE
                                                              September 20, 2002


                 BUREAU VERITAS, S.A. COMPLETES AND CLOSES CASH
                     TENDER OFFER FOR U.S. LABORATORIES INC.

        NEW YORK, NY - Bureau Veritas, S.A. announced today the completion of its cash tender offer for all the issued and outstanding shares of common stock of U.S. Laboratories Inc. (Nasdaq: USLB) at a price of $14.50 per share. The offer expired at midnight, New York City time, on Thursday, September 19, 2002. The offer has not been extended.

        Based on information provided by Alpine Fiduciary Services, Inc., the Depositary for the offer, 5,082,384 shares of common stock of U.S. Laboratories were validly tendered and not withdrawn prior to the expiration of the offer, including 139,896 shares subject to guaranteed delivery procedures set forth in the offer. Bureau Veritas, through its wholly owned subsidiary Voice Acquisition Corp., has accepted all these shares validly tendered for payment. These shares represent approximately 97.15% of U.S. Laboratories' outstanding shares.

        Bureau Veritas will acquire the remaining shares of U.S. Laboratories through a short form merger in which each share of U.S. Laboratories common stock will be converted into the right to receive $14.50 in cash, without interest thereon, the same consideration paid for the shares tendered in the offer, subject to dissenters' rights. Bureau Veritas expects the merger to be consummated within the next two weeks.

About Our Companies

        U.S. Laboratories Inc. is a quality control specialty services company to the construction, energy, public works, defense, aerospace and related engineering and architectural design industries for private commercial clients, public interest clients and public sector clients. U.S. Laboratories Inc. specializes in working with various federal, state and local government authorities, energy and utility suppliers, nationally recognized corporations and a broad range of education and medical facilities.

        Bureau Veritas, S.A. is a world leader in international conformity assessment, consulting, training and outsourcing for a broad range of industries, including marine equipment, construction, food and transportation. Bureau Veritas, S.A. has expertise in major industrial sectors, including aeronautics and space, construction, consumer products, energy, food, international trade, manufacturing, marine, transportation and services. Bureau Veritas, S.A. offers an extensive range of technical services and solutions through a network that covers 140 countries and includes 550 offices and laboratories worldwide. For more information of our services, see our Web site at bureauveritas.com.

                                      # # #